May 31, 2011

Reference: LME-11:001784 Uen

Larry Spirgel, Esq.

Assistant Director

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A

Re:	LM Ericsson Telephone Company
Form 20-F for the fiscal year ended December 31, 2010
Filed March 30, 2011
File No 000-12033

Dear Mr Spirgel:

On behalf of LM Ericsson (“Ericsson”), we hereby provide the following responses to the comment letter of the staff of the Division of Corporation Finance to Ericsson, dated May 16, 2011. For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein.

Form 20-F for the fiscal year ended December 31, 2010

General:

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taken action with respect to the filings; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Note C10

1. We note that the discount rate used decreased 33% from the previous year. Please tell why the discount rate decreased from 12% to 8% and your basis for such decrease.

The discount rate used by Ericsson in impairment tests is determined taking into consideration factors on the test date such as business, competitive and financial factors specific for Ericsson and market information.

The decrease in the discount rate between 2009 and 2010 was mainly due to a lower estimated cost of equity. The change in cost of equity was based on Ericsson’s improved business situation as well as a reduced market risk premium due to estimated lower volatility in the stock market.

The WACC calculation of 8 percent for 2010 is specified in the enclosure. In the annual review of the discount rate management also considered analysts’ current WACC estimates for Ericsson, which was between 8 and 9 percent.

Further details to the reduction in discount rate in 2010 are given below.

Ericsson has prior to 2010 applied a discount rate of 12% for goodwill impairment testing purposes. To give a historical background to this, Ericsson reported in 2000 a net income of SEK 21 billion followed by net losses of SEK - 21 billion in 2001, SEK – 19 billion for 2002 and SEK – 11 billion for 2003. Following years Ericsson reported profits, however, with significant volatility. The volatility triggered that Ericsson had to announce a profit warning in the third quarter of 2007.

Management had in 2008 considered to reduce the discount rate in the impairment test to approximately 9%. However due to the general financial turmoil in 2008 and 2009 and its impact on the cost of equity, the cost of debt and the optimal debt/equity ratio in the WACC calculation, management decided to keep the discount rate unchanged at 12%.

In 2010, the financial turmoil had to a large extent faded out and Ericsson came out of the financial recession with a strengthened position as the leading provider of communications infrastructure, services and multimedia solutions. As Ericsson is the world’s largest provider of operator equipment and has the industry’s largest service organization, scale advantages have been secured. This reduces volatility and thereby the cost of equity and WACC.

In the impairment testing procedure for 2010, different sensitive analysis tests have been made. In one of these tests, a discount rate of 12% was applied. Also when applying this rate, the calculated value-in-use exceeded the book value for all cash generating units.

Sincerely yours

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

/s/ JAN FRYKHAMMAR

Jan Frykhammar

Telefonaktiebolaget LM Ericsson

Executive Vice president and Chief Financial Officer

Group Function Financial Control

Enclosure – specification of WACC 2010

Enclosure to answer to SEC May 31, 2011

Ericsson Internal  |  2011-05-19  |  Page 2
WACC percentage calculation
31.12.2010
Risk free rate 2,40%
Ericsson B vol 1,2
Equity market risk premium 5,5%
Cost of Equity 8,81%
1 - Tax rate 0,74
Cost of Debt 3,10%
Debt/Equity ratio 0,17
WACC 8,00%